Filed by ADS-TEC Energy Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

European Sustainable Growth Acquisition Corp.
(Commission File No. 001-39917)
Commission File No. for related Registration Statement: 333-260312

European Sustainable Growth Acquisition Corp. to Hold Extraordinary General Meeting of Shareholders on December 21, 2021

European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 367833 (“EUSG”), will hold its extraordinary general meeting of shareholders (the “Meeting”) on at 11:00 am local time on December 21, 2021, at the offices of Reed Smith LLP, EUSG’s U.S. counsel, located at 599 Lexington Avenue, 22nd Floor, New York, New York 10022. If you wish to attend the extraordinary general meeting in person, you must reserve your attendance at least two business days in advance of the extraordinary general meeting by contacting EUSG’s U.S. counsel, Reed Smith LLP, at 599 Lexington Avenue, 22nd Floor, New York, New York 10022, telephone (212) 521-5400.

The Meeting will also be a virtual meeting of shareholders, which will be conducted via live webcast. EUSG shareholders will be able to attend the Meeting remotely and vote and submit questions during the Meeting by visiting https://www.cstproxy.com/europeansustainablegrowth/2021 and entering their control number.

At the Meeting, EUSG’s shareholders will be asked to approve the (i) business combination (the “Business Combination”) by and among EUSG, EUSG II Corporation, an exempted company incorporated in the Cayman Islands with limited liability under company number 379118, ads-tec Energy GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADS-TEC Energy”), ads-tec Energy plc, an Irish public limited company duly incorporated under the laws of Ireland and a wholly owned subsidiary of EUSG (“Irish Holdco”), and the shareholders of ADS-TEC Energy, (ii) a series of related proposals, and (iii) any and all other business that may properly come before the Meeting or any continuation, postponement, or adjournment thereof, as further disclosed in Irish Holdco’s registration statement on Form F-4 filed with the SEC on October 18, 2021, as amended by Form F-4/A, filed with the SEC on November 10, 2021 and Form F-4/A, filed with the SEC on November 26, 2021, which includes the preliminary prospectus of Irish Holdco and a preliminary proxy statement of EUSG.

Legend Information

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 367833 (“EUSG”) into EUSG II Corporation, an exempted company incorporated in the Cayman Islands with limited liability under company number 379118 (“EUSG II”) and the proposed acquisition of the shares of ads-tec Energy GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADS-TEC Energy”) by ads-tec Energy plc, an Irish public limited company duly incorporated under the laws of Ireland and a wholly owned subsidiary of EUSG (“Irish Holdco”), Irish Holdco’s and EUSG’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and Irish Holdco’s future financial performance following the transaction, as well as Irish Holdco’s and EUSG’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Irish Holdco and EUSG disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Irish Holdco and EUSG caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Irish Holdco and EUSG. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of ADS-TEC Energy’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that ADS-TEC Energy’s technology and products could have undetected defects or errors; (7) the effects of competition on ADS-TEC Energy’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on Irish Holdco’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for Irish Holdco’s securities; (12) Irish Holdco’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder ADS-TEC Energy’s and EUSG’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of ADS-TEC Energy, Irish Holdco or EUSG; (17) the possibility that ADS-TEC Energy or EUSG may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by EUSG. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Irish Holdco’s and EUSG’s expectations and projections can be found in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021. In addition, EUSG’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

 No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, Irish Holdco, filed a registration statement on Form F-4, with the SEC on October 18, 2021, as amended by Form F-4/A, filed with the SEC on November 10, 2021 and Form F-4/A, filed with the SEC on November 26, 2021 (as amended, the “Registration Statement”), which includes the preliminary prospectus of Irish Holdco and a preliminary proxy statement of EUSG. Irish Holdco and EUSG will file other relevant materials with the SEC in connection with the proposed business combination. Investors and security holders of EUSG are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. After the Registration Statement has been declared effective by the SEC, EUSG will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. INVESTORS AND SHAREHOLDERS OF EUSG ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the materials filed by Irish Holdco and EUSG with the SEC at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Irish Holdco, EUSG, Bosch Thermotechnik GmbH, ADS-TEC Holding GmbH and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EUSG in connection with the proposed transaction. You can find more information about EUSG’s directors and executive officers in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021, and its Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus on file with the SEC.

Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

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